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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2015 (MM/DD/YY) AND ENDING 6/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProNet Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Parmenter Road
(No. and Street)

Londonderry,	NH	03053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J Sussman — 603-434-3594 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Brace & Associates, PLC
(Name - if individual, state last, first, middle name)

142 Lowell Road, Unit 17 #219	Hudson	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Sussman, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Pronet Financial Partners, LLC, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Subscribed and sworn to before me this 25 day of August 2016

Notary Public


SARAH J. VAIRA
NOTARY PUBLIC - NEW HAMPSHIRE
MY COMMISSION EXPIRES
NOVEMBER 18, 2020

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRONET FINANCIAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED
JUNE 30, 2016

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON NH 03051 TEL (603) 869-4243
FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ProNet Financial Partners, LLC

We have audited the accompanying financial statements of ProNet Financial Partners, LLC (a New Hampshire limited liability company), which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. ProNet Financial Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ProNet Financial Partners, LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of ProNet Financial Partners, LLC's financial statements. The supplemental information is the responsibility of ProNet Financial Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Hudson, NH
August 15, 2016

PRONET FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Current Assets:		
Cash	$	29,947
Accounts Receivable		300
Prepaid Expenses		866
Total Current Assets		31,113
Total Assets	$	31,113

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts Payable	$	620
Due to Related Party		72
Total Current Liabilities		692
Total Liabilities		692
Member's Equity:		
Member's Capital		30,421
Total Members' Equity		30,421
Total Liabilities and Members' Equity	$	31,113

The accompanying notes are an integral part of these financial statements.

PRONET FINANCIAL PARTNERS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2016

Revenues	
Commissions Income	$ 46,509
Expense Reimbursement	143
Interest Income	3
Revenues	46,655
Operating Expenses:	
Commissions Expense	30,711
Professional Fees	3,546
Regulatory Fees	8,568
Rent	3,600
Email Compliance	716
Computer & Internet	660
Fidelity Bond	468
Other Expenses	454
Total Operating Expenses	48,723
Net Loss	(2,068)
Member Contributions	11,100
Members' Equity, beginning of year	21,389
Members' Equity, end of year	$ 30,421

The accompanying notes are an integral part of these financial statements.

PRONET FINANCIAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2016

Cash Flows from Operating Activities	
Net Loss	$ (2,068)
Net Changes in Operating Asset and Liability:	
Prepaid Expenses	653
Accounts Receivable	(300)
Accounts Payable	545
Due to Related Party	72
Net Cash Used for Operating Activities	(1,098)
Cash Flows from Financing Activities	
Member Contributions	11,100
Net Cash Provided by Financing Activities	11,100
Net Increase in Cash	10,002
Cash, beginning of year	19,945
Cash, end of year	$ 29,947
Supplemental Disclosure of Cash Flow Information	
Cash Paid During the Year for:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

PRONET FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2016

Note 1: The Company and Its Significant Accounting Policies

Nature of Business and Name Change

ProNet Financial Partners, LLC was formed on October 19, 2010, in the State of New Hampshire. The Company is a limited liability company, and as such, the member's liability is limited to the investment.

On February 17, 2012, the Company was approved by FINRA (Financial Industry Regulatory Authority) as a broker dealer. The Company is in the business of assisting in the purchase and sale of shell broker/dealers and making referrals of registered representatives to other member firms. On August 29, 2012, the Company formally changed its name to ProNet Financial Partners, LLC. In May of 2016, the Company was approved for M&A and placements of unaffiliated, private companies or funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2016, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

PRONET FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2016

Note 1: The Company and Its Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Fair Value of Financial Statements

The Company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns. The Company files tax returns in the U.S. federal jurisdiction and the State of New Hampshire. The Company is subject to U.S. federal and state examinations by tax authorities for the years ended June 30, 2013 to the present.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at June 30, 2016, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at June 30, 2016.

Note 2: Related Party Transactions

The Company leases office space from the sole member on a triple net, month to month basis. In lieu of rent payments, the monthly rent is considered as additions to member's capital contributions. The contribution in lieu of rent will not be deemed a loan nor paid back to the sole member. For the year ended June 30, 2016, the contributions to capital totaled $3,600.

PRONET FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2016

Note 3: Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At June 30, 2016, the Company had net capital of $29,255, exceeding the minimum net capital requirement of $5,000 by $24,255. At June 30, 2016, the Company had a ratio of aggregate indebtedness to net capital of .002 to 1.

There was no material difference between the audited net capital and that filed originally by the Company as of June 30, 2016.

Note 4: Subsequent Events

Management has evaluated subsequent events thru August 15, 2016, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PRONET FINANCIAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2016

Total Members' Equity	$ 30,421
Less: Nonallowable Assets	1,166
Net Capital	29,255
Less: Capital Requirement	5,000
Excess Net Capital	$ 24,255
Aggregate Indebtedness	$ 692
Ratio of Aggregate Indebtedness to Net Capital	0.002 to 1

There was no material difference between the audited net capital and the unaudited net capital on the June 30, 2016 FOCUS report.

See accompanying independent auditor's report.

SCHEDULE II
PRONET FINANCIAL PARTNERS, LLC
STATEMENT REGARDING RULE 15c3-3
JUNE 30, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

SUPPLEMENTARY REPORT

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON NH 03051 TEL (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ProNet Financial Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ProNet Financial Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ProNet Financial Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i) (the "exemption provisions") and (2) ProNet Financial Partners, LLC stated that ProNet Financial Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ProNet Financial Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ProNet Financial Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 15, 2016

ProNet Financial Partners
Exemption Attestation
For Period Ending June 30, 2016

On behalf of ProNet Financial Partners, I, as Managing Member, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending June 30, 2016:

- Pronet Financial Partners, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- ProNet Financial Partners LLC did not hold any customer funds or securities at any time during the year.
- ProNet Financial Partners LLC met the identified exemption provisions throughout the year ended June 30, 2016 without exception.



Stephen J Sussman
Managing Member
ProNet Financial Partners